Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-110578

PROSPECTUS SUPPLEMENT
(To prospectus dated December 2, 2003)

                     UP TO 5,583,334 SHARES OF COMMON STOCK

                                       OF

                               PHARMOS CORPORATION

This prospectus supplement relates to an offering by us on a "best efforts" basis of up to 5,583,334 shares of our common stock at a purchase price of $3.00 per share to certain institutional investors for aggregate proceeds of approximately $16,750,000. In connection with this offering, we will pay fees to Rodman & Renshaw, Inc., and Harris Nesbitt Corp. as placement agents. See "Plan of Distribution" on page 3 for more information regarding these arrangements.

You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form S-3, as amended (No. 333-110578), filed with the Securities and Exchange Commission, is hereby incorporated by reference into this prospectus supplement.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PARS." The closing price of the common stock on the Nasdaq SmallCap Market on August 20, 2004 was $3.50.

   INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK
    FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES
                             OF OUR COMMON STOCK .

                                   ----------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

            The date of this prospectus supplement is August 20, 2004

RODMAN & RENSHAW, INC.                                            HARRIS NESBITT

                        ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $50,000,000, of which this offering is a part. 10,500,000 shares of our common stock have previously been sold under our shelf registration statement.

In the prospectus, we provide you with a general description of the shares of our common stock that we are offering. We additionally describe in this prospectus supplement specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading "Incorporation of Certain Documents by Reference" on page 3 of the accompanying prospectus before investing in our common stock. In addition to the documents listed on page 3 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, we are also incorporating by reference our current report on Form 8-K to be filed on August 23, 2004, which includes as an exhibit the placement agent agreement we have entered into with Rodman & Renshaw, Inc., and Harris Nesbitt Corp., the placement agents for this offering.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.

                               RECENT DEVELOPMENT

On August 12, 2004, Pharmos announced that the U.S. Food and Drug Administration
(FDA) granted orphan drug designation to the company's lead product candidate, dexanabinol, a neuroprotective agent that the company is developing to treat severe traumatic brain injury (TBI). Dexanabinol is currently being tested in a pivotal Phase III trial for this indication. Results of the trial, which completed enrollment (861 patients) in March 2004, are expected to be announced toward the end of this year.

The FDA Office of Orphan Products Development (OOPD) administers provisions of the Orphan Drug Act that provide incentives for companies and individuals to develop drug products that treat conditions affecting 200,000 or fewer patients annually in the U.S. and that provide a significant therapeutic advantage over existing treatments. A major benefit of orphan drug designation is the provision of seven years of market exclusivity in the U.S. to the first sponsor that obtains marketing approval in the designated indication. The designation also provides for tax credits relating to research conducted to generate data required for marketing approval, reduced filing fees and preferential pre-filing regulatory guidance.


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

                                USE OF PROCEEDS

If we were to sell 5,583,334 shares of our common stock pursuant to this offering, the proceeds to us from this offering, before deducting the estimated placement agent fees, expense reimbursements and our estimated offering expenses, will be approximately $16,750,000 based upon the public offering price of $3.00 per share. Our placement agents, Rodman & Renshaw, Inc., and Harris Nesbitt Corp., will be working solely on a "best efforts" basis and therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus. We plan to use the net proceeds we raise for general corporate purposes, research and product development activities (potentially including the acquisition of new technologies), conducting preclinical studies and clinical trials, premarketing activities, and for the equipping of facilities.

Pending application of the proceeds of any sale of common stock hereunder, Pharmos intends to invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.

                              PLAN OF DISTRIBUTION

This prospectus supplement relates to an offering by us on a "best efforts" basis of up to 5,583,334 shares of our common stock at a purchase price of $3.00 per share to certain individual and institutional investors for aggregate proceeds of approximately $16,750,000. In connection with this offering, we will pay fees to Rodman & Renshaw, Inc., and Harris Nesbitt Corp., our placement agents, who will be working solely on a "best efforts" basis. Therefore, we may not sell the entire amount of shares of our common stock offered pursuant to this prospectus supplement.

The placement agents may be deemed to be underwriters within the meaning of
Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by them and any profit realized on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. As underwriters, the placement agents would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by the placement agents. Under these rules and regulations, the placement agents:

      o may not engage in any stabilization activity in connection with our securities; and

      o may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such placement agent has completed its participation in the distribution.

On August 20, 2004, we entered into a letter agreement with Rodman & Renshaw, Inc., and Harris Nesbitt Corp. pursuant to which they agreed to act as co-lead placement agents for purchasers of our securities pursuant to our existing shelf registration statement, file no. 333-110578. Pursuant to the agreement, we will pay the placement agents a cash fee equal to 6% of all cash proceeds received by us from investors introduced to us by the placement agents.

We have also agreed to reimburse expenses incurred by the placement agents (up to a maximum of $10,000 each) and to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the placement agents may be required to make in respect of such liabilities.

In addition, we estimate that our share of the total expenses of this offering, excluding the placement agent fees and expense reimbursements, will be approximately $5,000.

The placement agent agreement is included as an exhibit to the Form 8-K to be filed on August 23, 2004, which, upon filing, will be incorporated by reference into the prospectus and this prospectus supplement.


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